

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

LeRoy T. Carlson, Jr.
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle St.
Suite 4000
Chicago, Illinois 60602

> **Re: Telephone and Data Systems, Inc.**
> **Preliminary Proxy Statement submitted on Schedule 14A**
> **Filed March 19, 2015**
> **File No. 001-14157**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information and amending the filing, or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Important Notice Regarding the Availability of Proxy Materials…

1. We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Please summarize for us how compliance with Rule 14a-16 has been effectuated.

What constitutes a quorum for the meeting?, page 6

2. Advise us, with a view toward revised disclosure in this section as well as Item 4 on the Form of Proxy, the legal basis upon which the registrant has relied to conclude that "the persons named in the enclosed proxy will have discretionary authority to vote with respect to such adjournment." To the extent revisions are made to the proxy statement, please revise the disclosure in the second full paragraph on page six to qualify the scope of discretionary authority granted by Rule 14a-4(c). At present, the disclosure indicates that such discretionary authority empowers the proxy holders to vote on "any matter that may properly come before such meeting…"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934, Regulation 14A and corresponding Schedule 14A. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Alfred N. Sacha, Esq.
        Sidley Austin LLP